Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-156252

October 22, 2009

PROSPECTUS SUPPLEMENT NO. 2

1,872,780 SHARES OF COMMON STOCK

BIOCANCELL THERAPEUTICS INC.

This prospectus supplement amends the prospectus dated June 22, 2009 to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 1,872,780 shares of our common stock.

We will not receive any proceeds from any such sale of these shares.

This prospectus supplement is being filed to include the information set forth in the Current Report of Form 8-K filed on October 21, 2009, all of which are set forth below. This prospectus supplement should be read in conjunction with the prospectus dated June 22, 2009 which is to be delivered with this prospectus supplement.

Our common stock is listed on the Tel Aviv Stock Exchange under the ticker symbol “BICL.” On October 21, 2009, the last reported sale price per share of our common stock was 3.11 NIS (approximately $0.84) per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is October 22, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 21, 2009 (October 18, 2009)
_______________

BIOCANCELL THERAPEUTICS INC.
 (Exact name of registrant as specified in its charter)

Delaware	333-156252	20-4630076
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification No.)

Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem, Israel, 97775
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: 972-2-548-6555

(Former name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officer

On October 18, 2009, we entered into an employment agreement with Mr. Uri Danon, pursuant to which he will serve as our Chief Executive Officer. Mr. Danon served as our President between 2005 and 2006, and has been Chief Executive Officer of Atox Bio, Ltd. (which develops treatments for autoimmune diseases and sepsis), since 2003, and has informed us of his intention to resign this position after a short transition. He previously managed international projects for Teva Pharmaceutical Industries, Ltd., including the development of the drug Copaxone in a solution in pre-filled syringes (a drug with sales of over $2 billion per year), and was CEO of Epigenesis, Ltd., a cell therapy development company. He holds an MBA in Marketing from Bar Ilan University, and a B.Sc. in Industrial Engineering and Management from Tel Aviv University.

Pursuant to the employment agreement, Mr. Danon will serve as our Chief Executive Officer as of November 1, 2009. Either we or Mr. Danon may terminate this agreement upon the provision of ninety days advance written notice to the other party expressing an intention to terminate the agreement. We also may terminate this agreement for cause, defined in the agreement as including the following on the part of Mr. Danon: (i) a material breach of any term of the agreement; (ii) any breach of Mr. Danon's fiduciary duties to us, including, without limitation, any material conflict of interest for the promotion of his benefit; (iii) fraud, felonious conduct or dishonesty; (iv) embezzlement of our funds; (v) any conduct which is materially injurious to us, monetary or otherwise; (vi) conviction of any felony; (vii) misconduct, gross negligence or willful misconduct in performance of duties and/or responsibilities assigned in the agreement; or (viii) refusal to perform the duties and/or responsibilities assigned in the agreement for any reason other than illness or incapacity, or disregard or insubordination of any lawful resolution and/or instruction of the Board of Directors with respect to Mr. Danon's duties and/or responsibilities towards us.

The agreement provides Mr. Danon with a monthly salary of 42,000 NIS (approximately $11,350). His salary is subject to adjustment throughout the term of the agreement due to cost-of-living increases. We will also provide Mr. Danon with other social benefits such as a company car, a laptop computer, a cellular telephone, and pension and similar payments. We will reimburse Mr. Danon for reasonable expenses incurred by him in the course of his employment with us.

We have committed to pay Mr. Danon a one-time fundraising bonus, provided that at least an aggregate amount of $10 million is raised by us between January 30, 2010 and the termination of his employment with us, in any form, except for loans from financial institutions and grants under the auspices of the Israeli Ministry of Industry, Trade and Labor, such as Chief Scientist grants and bi-national funds. The bonus will be $100,000, provided, however, that an amount will be deducted on a pro-rata basis for the proportion of the funds raised provided by known pre-existing investors (i.e. entities from which we have received funds or assets prior to January 30, 2010). Payment will be made in cash if more than $5 million in aggregate has been raised in equity offerings, or in stock options otherwise.

Under the terms of his employment agreement, Mr. Danon must refrain from competing with us during the term of his employment and for one year from the date of termination of his employment with us. Further, during his employment and for one year after his employment terminates, Mr. Danon may not offer or solicit any of our or our subsidiary’s employees away from their dealings with us or our subsidiary. He also must grant us all rights in any products that he develops during the course of his employment with us. In addition, Mr. Danon must maintain the confidentiality of all proprietary information of ours that he receives through his employment with us.

Pursuant to the terms of Mr. Danon's employment agreement, we intend to grant Mr. Danon options to purchase 450,000 shares of our common stock at an exercise price of 3.18 NIS (approximately $0.86) per share, pursuant to our 2007 Stock Option Plan, of which options to purchase 80,000 shares will vest immediately, and the remainder will vest over the course of four years, with partial acceleration in return for the achievement of pre-determined milestones by pre-set dates.

On October 21, 2009, Ofer Goldberg resigned his position on our Board of Directors.

On November 1, 2009, our current Chief Executive Officer and Deputy Chairman, Mr. Avi Barak, will conclude his term as Chief Executive Officer. Pursuant to a resolution of our Board of Directors, as of that date, Mr. Barak will be appointed Chairman of our Board of Directors.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
10.1	Employment Agreement with Uri Danon, dated as of October 18, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOCANCELL THERAPEUTICS, INC.

Dated: October 21, 2009	By:	/s/ Avraham Hampel
Avraham Hampel
Company Secretary